KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

September 30, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Terence O’Brian

Re:	Keyuan Petrochemicals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 Filed June 5, 2013 Response letter dated August 29, 2013 File No. 1-34834

Dear Mr. O’Brian:

This letter is provided in response to your letter dated September 12, 2013 regarding the above-referenced filings of Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2012

We continue to have significant concentration with regard to our capital resources…, page 25

1.    We note your response to comment 4 of our letter dated July 3, 2013, where you state among other things, that your supplier’s short term financing “has significantly impacted [y]our liquidity…”  However, it is not readily understandable whether or not you are aware of any terms of letters of credit which may be violated as a result of your supplier’s providing you with short term financing.  Please confirm our understanding, or otherwise respond to our prior comment 4 in full.  As noted in the second part of our comment, in future filings please expand your Liquidity and Capital Resources discussion to include disclosure related to your supplier’s short term financing and the impact it has had on your liquidity.

Response: We had short-term financings from our supplier from June to December 2012, which was fully repaid in May 2013. We are not currently aware of any terms of letter of credit with banks which may be violated as a result of our supplier’s providing us with short-term financings.

Pursuant to the second part of your comment, we will expand our Liquidity and Capital Resources discussion in our future filings to include disclosure related to our supplier’s short-term financing and the impact is has had on our liquidity.

Compensation of Directors, page 57

2.    We note your response to comment 8 of our letter dated July 3, 2013, related to compliance with Item 402(r)(3) of Regulation S-K. To the extent applicable, please include disclosure similar to your response in your future filings.

Response: Pursuant to your comment, we will include similar disclosures in our response to comment 8 of your letter dated July 3, 2013 to our future filings.

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

We are also hereby acknowledging the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

KEYUAN PETROCHEMICALS INC.

/s/ Chunfeng Tao
By: Chunfeng Tao, CEO

Cc:	Louis E. Taubman, Esq. Hunter Taubman Weiss LLP 130 w. 42nd Street, Suite 1050 New York, NY 10036